SCMP GROUP

82-3327

NEWSPAPER RETAIL

Direct Line 2680 8805 Direct Fax 2680 8860

BY REGISTERED POST

02055309

26 September 2002

Exemption No. 33-51010

SUPPL

02 OCT -8 AM 9:12

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(1) Announcement on Despatch of Offer Document
(2) Announcement on Changes of Record Date for Interim Dividend and of Book Closure Dates
(3) Notice of Special General Meeting

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

pp Vera Leung
Legal Counsel & Company Secretary

dlw 10/9

Enclosure

VL/jc

CoSec\Share Offer 092002\announcement distribution list

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules, the Takeovers Code and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.

Conditional voluntary cash offer by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
on behalf of
SCMP Group Limited
to repurchase up to 173,438,400 Shares
at an offer price of
HK$3.60 per Share
and
Whitewash Waiver

DESPATCH OF OFFER DOCUMENT

The offer document, encompassing the notice of the SGM, in relation to the Offer and the Whitewash Waiver (the "Offer Document"), was despatched to Shareholders on Wednesday, 25 September 2002.

Shareholders should read the Offer Document, including, in particular, the letter from the independent financial adviser advising the Independent Board Committee as to the terms of the Offer and the Whitewash Waiver, carefully before taking any action in relation to the Offer. If any Shareholder is in any doubt, he should consult professional advisers.

If the Conditions (being the granting of the Whitewash Waiver by the Executive and the approval of the Offer and the Whitewash Waiver by the Independent Shareholders voting by way of a poll at the SGM) are fulfilled, the Offer will become unconditional on Friday, 11 October 2002.

WARNING: As the Offer is subject to all the Conditions being fulfilled and it may or may not become unconditional, Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

1

Reference is made to the announcements by the Company dated 3 September 2002, 9 September 2002, 10 September 2002, 16 September 2002 and 24 September 2002 (together, the "Announcements") in respect of the Offer and the Whitewash Waiver.

Terms not defined herein shall have the same meaning as those used in the Announcements and the Offer Document.

DESPATCH OF OFFER DOCUMENT

The Offer Document, together with the proxy form for the SGM to be held on Friday, 11 October 2002, was despatched to Shareholders on Wednesday, 25 September 2002. A Form of Acceptance was also despatched to each Shareholder along with the Offer Document.

Any Shareholder may collect a copy of the Offer Document and (except an Excluded Shareholder) a Form of Acceptance from the Registrar (being Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong) during business hours between Wednesday, 25 September 2002 and the last date for submission of acceptances in respect of the Offer (which is expected to be Friday, 25 October 2002), both dates inclusive. Such Shareholder may contact the Registrar (through the enquiry hotline referred to below) and request a copy of the Offer Document and Form of Acceptance (as appropriate) to be sent to his registered address as recorded in the Register.

The Offer Document contains, inter alia (i) the detailed terms and conditions of, and the procedures to accept, the Offer; (ii) details relating to the Whitewash Waiver being sought; (iii) a letter of advice from Platinum Securities Company Limited ("Platinum"), the independent financial adviser to the Independent Board Committee in relation to the approval of the Offer and the Whitewash Waiver; (iv) a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders; (v) certain financial information regarding the Company, including a statement of the pro forma unaudited adjusted statement of consolidated net tangible assets of the Group (the "Adjusted NTA"); (vi) a summary of a valuation of properties of the Group as at 31 August 2002, carried out by DTZ Debenham Tie Leung Limited ("DTZ"); (vii) a notice convening the SGM to be held at 10:00 am on Friday, 11 October 2002 for the purpose of approving the Offer and the Whitewash Waiver; and (viii) other information given in compliance with the Takeovers Code and the Repurchase Code.

FINANCIAL INFORMATION ON THE GROUP

The following is a pro forma statement of the Adjusted NTA as set out in the Offer Document, which is based on the audited consolidated net tangible assets of the Group as at 31 December 2001 and adjusted for (a) unaudited consolidated net profit for the six months ended 30 June 2002, (b) deficit arising from the valuation of properties (as referred to above), (c) deficit arising from change in fair value of long-term listed investments, (d) total consideration to be paid under the Offer, (e) expenses under the Offer and (f) the reduced number of Shares in issue (assuming the Offer is accepted in full).

	HK$
Audited consolidated net tangible assets of the Group as at 31 December 2001	2,107,720,000
Add: Unaudited consolidated net profit for the six months ended 30 June 2002	86,103,000
Less: Net changes in other reserves for the six months ended 30 June 2002	326,000
Unaudited consolidated net tangible assets of the Group as at 30 June 2002	2,193,497,000
Less: Change in fair value of long-term listed investments *(Note 1)*	27,200,000
Less: Deficit arising from valuation of properties *(Notes 2 and 3)*	20,345,000
Adjusted consolidated net tangible assets prior to completion of the Offer	2,145,952,000
Adjusted consolidated net tangible assets per Share prior to completion of the Offer (based on 1,734,383,996 Shares in issue)	HK$1.24

	Assuming repurchase of 173,438,400 Shares at HK$3.60 per Share *HK$*
Adjusted consolidated net tangible assets prior to completion of the Offer	2,145,952,000
Less: Total consideration to be paid under the Offer including expenses of the Offer *(Note 4)*	629,378,240
Adjusted consolidated net tangible assets upon completion of the Offer	1,516,573,760
Number of Shares (upon completion of the Offer)	1,560,945,596
Adjusted consolidated net tangible assets per Share upon completion of the Offer	HK$0.97

Notes: (1) This represents the deficit arising from the change in value of long-term listed investments held by the Group as at 23 September 2002. (The fair market value as at 30 June 2002 was approximately HK$99.09 million.) HSBC has conducted a mark to market valuation of these investments as at 23 September 2002.

(2) This represents the deficit arising from the change in value of properties held by the Group as at 31 August 2002, as valued by DTZ (such valuation report being set out in the Offer Document and having been prepared for the specific and sole purpose of such document).

(3) No tax liability will crystalise for the Group on any disposal of any of its investment properties which are the subject of the valuation by DTZ referred to above.

(4) The consideration to be paid under the Offer amounts to HK$624.38 million and expenses have been assumed to be approximately HK$5 million.

EXPECTED TIMETABLE

The expected timetable for the Offer is set out below. All references to time are to Hong Kong time.

	2002
Offer period begins	Tuesday, 3 September
Despatch of the Offer document	Wednesday, 25 September
Latest time for lodging form of proxy for the SGM	10:00 am on Wednesday, 9 October
SGM *(Note 1)*	10:00 am on Friday, 11 October
Announcement in newspapers of the results of the SGM and whether the Offer has become unconditional *(Note 2)*	Tuesday, 15 October
Latest time to lodge transfers of Shares in order to qualify for the Offer *(Note 2)*	4:00 pm on Wednesday, 23 October
Latest time for submission of acceptances to the Offer *(Note 2)*	4:00 pm on Friday, 25 October
Closing date of the Offer *(Note 2)*	Friday, 25 October
Announcement through the Stock Exchange of results of the Offer *(Note 2)*	7:00 pm on Friday, 25 October
Announcement in newspapers of the results of the Offer *(Note 2)*	Monday, 28 October
Announcement through the Stock Exchange of the pro rata entitlements in respect of Excess Tenders *(Note 2)*	Monday, 28 October
Announcement in newspapers of the pro rata entitlements in respect of Excess Tenders *(Note 2)*	Tuesday, 29 October
Latest date for despatch of cheques to Accepting Shareholders for amounts due in respect of valid acceptances under the Offer and (as far as practicable) return of Share certificates for wholly or partly unsuccessful Excess Tenders *(Note 2)*	Friday, 1 November

Notes:

(1) There will be no record date for ascertaining entitlements to attend and vote at the SGM.

(2) *Assuming the Offer and the Whitewash Waiver are approved by the Independent Shareholders and the Offer becomes unconditional on 11 October 2002.*

The Company will issue a further announcement if any change is made to the timetable set out above.

ODD LOT ARRANGEMENTS

Qualifying Shareholders should note that acceptance of the Offer may result in their holding of an odd lot of Shares. Accordingly, HSBC Securities (Asia) Limited has been appointed by the Company as the designated broker to match sales and purchases of odd lot holdings of Shares in the market for a period of six weeks from the completion of the Offer. Holders of odd lots of Shares who wish to take advantage of this facility either to dispose of their odd lots or to top up their odd lots to whole board lots of 2,000 Shares, should, through their respective brokers, contact Ms. Mimmi Lau of HSBC Securities (Asia) Limited at telephone number (852) 2996 6776 during normal business hours.

INTERIM DIVIDEND

As announced on 25 September 2002 in a separate announcement, the record date for the payment to Shareholders of the interim dividend distribution of HK4 cents per Share for the six months ended 30 June 2002 will be Tuesday, 5 November 2002. In accordance with the terms of the Offer, successfully tendered Shares will not be eligible for the Interim Dividend. The last day of dealings in Shares on a cum-dividend basis is expected to be Tuesday, 29 October 2002.

If the Offer becomes unconditional, successfully tendered Shares under the Offer will be cancelled and so will not rank for the interim dividend distribution. It is expected that successfully tendered Shares under the Offer will be cancelled on or before 1 November 2002.

CONDITIONS OF THE OFFER

Shareholders and potential investors should be aware that the Offer is subject to all Conditions being fulfilled and therefore it may or may not become unconditional. If the Conditions (being the granting of the Whitewash Waiver by the Executive and the approval of the Offer and the Whitewash Waiver by the Independent Shareholders voting by way of a poll at the SGM) are fulfilled, the Offer will become unconditional on Friday, 11 October 2002.

Shareholders and potential investors are advised to exercise caution when dealing in Shares.

ENQUIRIES HOTLINE

Should any Shareholder require any assistance in completing the Form of Acceptance or have any queries regarding the procedure for submitting acceptances and settlement or any other similar aspect of the Offer, he may contact the Registrar at its hotline at (852) 2862 8699 during the period from Wednesday, 25 September 2002 to the last date for submission of acceptances in respect of the Offer (which is expected to be Friday, 25 October 2002) (both days inclusive) between 9:00 am and 1:00 pm from Monday to Friday and between 9:00 am and 12:30 pm on Saturday.

GENERAL

Shareholders should read the Offer Document, including the letter from the independent financial adviser, carefully before taking any action in relation to the Offer. If any Shareholder is in any doubt, he should consult professional advisers.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 25 September 2002

WARNING: As the Offer is subject to all the Conditions being fulfilled and it may or may not become unconditional, Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification purpose only*

South China Morning Post

Business P.5

26 September 2002

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGES OF RECORD DATE FOR INTERIM DIVIDEND AND OF BOOK CLOSURE DATES

The record date for the Interim Dividend is changed to Tuesday, 5 November 2002 and the Register of Members of the Company will be closed from Friday, 1 November 2002 to Tuesday, 5 November 2002, both dates inclusive, for the purpose of registering entitlements to the Interim Dividend. The last day of dealings in shares on a cum-dividend basis is therefore expected to be Tuesday, 29 October 2002.

Reference is made to the announcement by the Company dated 3 September 2002 in respect of the interim results of the Company and its for the six months ended 30 June 2002 and the declaration of interim dividend distribution from the contributed surplus account of HK 4 cents per share in respect of such period (the "Interim Dividend").

CHANGE OF RECORD DATE FOR INTERIM DIVIDEND

Due to the delayed timetable in respect of the Company's proposed conditional voluntary cash offer to repurchase up to 173,438,400 shares at an offer price of HK$3.60 per share which was announced on 3 September 2002 (the "Offer"), the record date for the Interim Dividend is changed from Wednesday, 30 October 2002 to Tuesday, 5 November 2002. **Accordingly, the Interim Dividend will be payable to shareholders whose names appear on the Register of Members of the Company on Tuesday, 5 November 2002.** The payment date for the Interim Dividend will remain as Friday, 8 November 2002.

CHANGE OF BOOK CLOSURE DATES

To reflect the change in record date for the Interim Dividend, the Register of Members of the Company will now be closed from Friday, 1 November 2002 to Tuesday, 5 November 2002, both dates inclusive, for the purpose of registering entitlements to the Interim Dividend. During this period, no share transfers will be registered. In order to qualify for the Interim Dividend, all duly completed transfers of shares, accompanied by the relevant share certificates, must be lodged for registration with the Company's Hong Kong Branch Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 pm on Thursday, 31 October 2002. The last day of dealings in shares on a cum-dividend basis is therefore expected to be Tuesday, 29 October 2002.

GENERAL

Shareholders and potential investors are reminded that, in accordance with the terms of the Offer, shares that are successfully tendered under the Offer will not rank for the Interim Dividend.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 25 September 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification purpose only*

South China Morning Post

Business P.5

26 September 2002

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of SCMP Group Limited (the "Company") will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong, at 10:00 am on Friday, 11 October 2002, for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the conditional cash offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited on behalf of the Company to repurchase up to 173,438,400 shares of HK$0.10 each in the share capital of the Company ("Shares") held by shareholders of the Company upon the terms and subject to the conditions set out in the circular to shareholders of the Company dated 25 September 2002 and the accompanying form of acceptance (a copy of each of which marked "A" has been produced to the meeting and for the purpose of identification signed by the Chairman of the meeting) at an offer price of HK$3.60 in cash per Share be and is hereby approved and the Board be and is hereby authorised to do all things and execute all documents in connection with or incidental to the Offer with such amendments, revisions, or modifications (if any) as the Board may consider necessary or appropriate; and

(b) the waiver in respect of any obligation of Kerry Media Limited and persons acting in concert (having the meaning ascribed to that term under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code")) with Kerry Media Limited in relation to the holding of Shares (together, the "Kerry Group") to make a mandatory offer for all the Shares which may (save for the waiver) otherwise arise as a result of the repurchase of Shares pursuant to the Offer under Rule 26 of the Takeovers Code be and is hereby approved."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 25 September 2002

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(2) To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 10:00 am on Wednesday, 9 October 2002. Completion and delivery of the form of proxy shall not preclude members from attending and voting in person at the meeting or any adjourned meeting.

(3) A form of proxy for use at the meeting will be sent to shareholders with the circular to shareholders of the Company dated 25 September 2002.

(4) In accordance with Rule 32 of the Takeovers Code, Rule 3 of the Hong Kong Code on Share Repurchases, Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Note 15 to Rule 26.1 of the Takeovers Code, the Kerry Group will abstain from voting on the Ordinary Resolution as set out above and the Ordinary Resolution as set out above will be determined by way of a poll.

* *For identification purpose only*

SCMP GROUP

NEWSPAPER MAGAZINE RETAIL VENTURES

Direct Line 2680 8805 Direct Fax 2680 8860

BY REGISTERED POST

25 September 2002

Exemption No. 33-51010

02 OCT -8 AM 9:12

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Delay in Despatch of Offer Document

Yours faithfully,
For and on behalf of
SCMP Group Limited

pp Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/jc

CoSec\Share Offer 092002\announcement distribution list

Ming Pao Daily News

A19

25 September 2002

SCMP Group Limited
SCMP集團有限公司*
(在百慕達註冊成立之有限公司)

本公佈乃根據上市規則、收購守則及購回守則之規定而編製以符合有關規定，並不構成購買之要約，亦非徵求出售或認購任何證券之要約，或非訂立協議進行任何上述事情之邀請，或非旨在徵求要約買賣或認購任何證券。

滙豐

香港上海滙豐銀行有限公司
代表
SCMP集團有限公司
以收購價每股股份3.60港元購回最多173,438,400股股份之
有條件自願現金收購建議
及
清洗豁免

延遲寄發收購建議文件

收購建議文件將延遲寄發，並將於二零零二年九月二十五日星期三寄發。

經修訂時間表將於寄發日期或相近日子另行公佈。

警告：鑒於收購建議須待所有條件達成後方可作實，而收購建議未必一定成為無條件，因此股東及有意投資者於買賣股份時務須審慎行事。

茲提述本公司於二零零二年九月三日（「該公佈」）、二零零二年九月九日、二零零二年九月十日及二零零二年九月十六日發表之公佈，內容有關收購建議及清洗豁免。

本公佈未加以界定之詞彙與該公佈所用者具相同涵義。

延遲寄發收購建議文件

本公司謹此宣佈，由於需要更多時間編製有關收購建議及清洗豁免之收購建議文件，收購建議文件未能於二零零二年九月二十四日星期二寄發，本公司已向理事尋求批准將寄發之時間延遲。目前收購建議文件將於二零零二年九月二十五日星期三寄發。本公司將於寄發收購建議文件日期或相近日子另行發表公佈，並將於有關公佈內載列收購建議及清洗豁免之經修訂時間表。

收購建議之條件

鑒於收購建議須待所有條件達成後方可作實，而收購建議未必一定成為無條件，因此股東及有意投資者於買賣股份時務須審慎行事。

一般事項

股東就收購建議採取任何行動前，應細閱收購建議文件。股東如有任何疑問，應諮詢專業顧問。

承董事會命
公司秘書
梁慧寶

香港，二零零二年九月二十四日

董事對本公佈所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所載有關本公司之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事項致使本公佈所載有關本公司之內容有所誤導。

* 僅供識別

South China Morning Post

Business P.2

25 September 2002

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules, the Takeovers Code and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.

Conditional voluntary cash offer by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
on behalf of
SCMP Group Limited
to repurchase up to 173,438,400 Shares
at an offer price of
HK$3.60 per Share
and
Whitewash Waiver

DELAY IN DESPATCH OF OFFER DOCUMENT

The despatch of the Offer document has been delayed and it will be despatched on Wednesday, 25 September 2002.

The revised timetable will be set out in an announcement to be made at or around the time of despatch.

WARNING: As the Offer is subject to all the Conditions being fulfilled and it may or may not become unconditional, Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

Reference is made to the announcements by the Company dated 3 September 2002 (the "Announcement"), 9 September 2002, 10 September 2002 and 16 September 2002 in respect of the Offer and the Whitewash Waiver.

Terms not defined herein shall have the same meaning as those used in the Announcement.

DELAY IN DESPATCH OF OFFER DOCUMENT

The Company announces that due to further time required for the finalisation of the Offer document relating to the Offer and the Whitewash Waiver, the Offer document cannot be despatched by Tuesday, 24 September 2002 and an extension of time for its despatch has been sought from the Executive. The Offer document will now be despatched on Wednesday, 25 September 2002. The Company will make an announcement at or around the time of despatch of the Offer document and will set out the revised timetable for the Offer and the Whitewash Waiver in that announcement.

CONDITIONS OF THE OFFER

As the Offer is subject to all the Conditions being fulfilled and it may or may not become unconditional, Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

GENERAL

Shareholders should read the Offer document carefully before taking any action in relation to the Offer. If any Shareholder is in any doubt, he should consult professional advisers.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 24 September 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification purpose only*